UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

November 24, 2015

Commission File Number: 333-204175

RESAAS Services Inc.

(Translation of registrant’s name into English)

#303 – 55 Water Street

Vancouver, British Columbia, Canada V6B 1A1

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-               .

The press release filed as Exhibit 99.1 to this Report of Foreign Private Issuer on Form 6-K is being filed pursuant to Rule 135c of the Securities Act of 1933, as amended.

EXHIBIT LIST

Exhibits	Description
99.1	RESAAS Services Inc. Press Release dated November 24, 2015

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RESAAS Services Inc. (Registrant)

Date: November 24, 2015	By:	/s/ Cam Shippit Cam Shippit Chief Financial Officer